

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2013

Via E-mail
Abbas Mohaddes
Chief Executive Officer
Iteris, Inc.
1700 Carnegie Avenue, Suite 100
Santa Ana, California 92705

      Re: Iteris, Inc.
               Form 10-K for the fiscal year ended March 31, 2012
               Filed June 11, 2012
               File No. 001-08762

Dear Mr. Mohaddes:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Larry Spirgel

               Larry Spirgel
               Assistant Director